Exhibit 99(b)
                          PRESS RELEASE

FOR IMMEDIATE RELEASE
Thursday
June 10, 1999

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229

      TCBY REPORTS OPERATING RESULTS FOR FIRST HALF OF 1999

                     Cash Dividend Declared


LITTLE ROCK, AR - (Thursday) June 10, 1999 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the first six months of 1999 was $3,774,186, or $.17 per basic share and $.16 per diluted share, as compared to $4,268,556, or $.18 per share (basic and diluted), for the same period in 1998. Net income for the second quarter of 1999 was $3,175,623, or $.14 per share (basic and diluted), as compared to $3,526,968, or $.15 per share (basic and diluted), for the same period in 1998.

Sales and franchising revenues for the first half of 1999 were $52,014,552 as compared to $50,106,115 in 1998. Sales and franchising revenues for the second quarter of 1999 were $31,008,549 as compared to $30,897,590 last year. The Company experienced increased sales and franchising revenues from its continued development of co-branded locations and expanded manufacturing of private label products. These increases were offset by a decline in the sales of frozen dessert products by existing TCBY locations.

During the quarter, the Company opened its 3000th location,
ending the  quarter with 3,035 "TCBY"(Registered) and   Juice
Works (Registered) locations, as well as several thousand retail points-of-sale for "TCBY"(Registered) products worldwide. The Company has development agreements in over 70 foreign countries. In addition, there are approximately 300 locations under agreement for development in the United States. Most of the "TCBY" (Registered) locations under development will be co-branded locations with petroleum or other food companies. The Company continues to develop Juice Works (Registered) locations, in airports, travel plazas, and mall food courts with Host Marriott Services.

"Revenues continue to increase from the opening of co-branded locations and increased manufacturing for private label customers," said Frank D. Hickingbotham, Chairman and CEO. "We continue to focus on improvement of sales in existing TCBY(Registered) locations. Our 1999 media campaign began running in 26 markets across the country in late May, and early results indicate improved sales in those markets. We will continue to pursue the growth opportunities afforded us through the development of new co-branded locations and private label manufacturing."


The Board of Directors  of the Company  declared a $.05  per
share cash dividend.   This dividend is  payable on July  6,
1999, to shareholders of record as of June 22, 1999.

The Board of Directors previously authorized the repurchase of up to two million shares of the Company's outstanding common stock. To date, the Company has purchased approximately 565,000 shares under this authorization. All purchases have been made utilizing the Company's cash from operations.

The forward-looking statements contained in this release are based upon certain assumptions regarding U. S. and foreign economic conditions, no significant disruptions of business due to the Year 2000 issue, competition, cost of raw materials (as previously announced, dairy prices have been at historically high levels until recently), unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the
Company's ability to utilize that facility. Should the Company's performance differ materially on the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.


                       TCBY Enterprises, Inc.
                   Selected Financial Highlights
                 ($000, Except Per Share Amounts)


                            (Unaudited)


                                 Quarter Ended     Six Months Ended
                               May 30    May 31    May 30    May 31
                                1999      1998      1999      1998
Operating Results
Sales & Franchising Revenue   $ 31,009  $ 30,898  $ 52,015  $ 50,106
Net Income                    $  3,176  $  3,527  $  3,774  $  4,269
Basic Earnings Per Share      $    .14  $    .15  $    .17  $    .18
Average Shares Outstanding      22,845    23,270    22,872    23,369
Diluted Earnings Per Share    $    .14  $    .15  $    .16  $    .18
Diluted Shares                  23,228    24,158    23,278    24,161
Dividends Paid Per Share      $    .05  $    .05  $    .10  $    .10

                                          May 30      November 29
                                           1999           1998
Financial Position
Current Assets                          $ 46,497        $ 46,833
Current Liabilities                     $ 12,974        $ 11,984
Property, Plant & Equipment, net        $ 35,122        $ 35,992
Total Assets                            $ 95,076        $ 94,453
Long-term Debt, less current portion    $  1,358        $  2,953

Stockholders' Equity                    $109,588        $107,626
  Less Treasury Stock                   $(32,152)       $(31,430)
Total Stockholders' Equity              $ 77,435        $ 76,196

